September 17, 2010

DIRECT DIAL: 212.451.2220
EMAIL: RFRIEDMAN@OLSHANLAW.COM

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Duc Dang, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GlobalOptions Group, Inc.
Registration Statement on Form S-3
Filed August 20, 2010
File No. 333-168962

Dear Mr. Dang:

We acknowledge receipt of the letter of comment dated September 9, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with GlobalOptions Group, Inc. (the “Company”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 1 to Form S-3 (“Amendment No. 1”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in Amendment No. 1.  Our responses are numbered to correspond to your comments.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Incorporation By Reference, page 20

1.
It appears you did not incorporate future filings made prior to the effective date of your registration statement.  To the extent any reports are filed after the initial registration statement was filed but prior to its effectiveness, please revise to specifically incorporate such reports.  Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05

September 17, 2010

Response:  The Company has revised the registration statement to specifically incorporate reports filed after the date of the initial registration statement and prior to the Amendment No. 1 to the registration statement.  The Company also updated its disclosure with respect to the incorporation by reference section to include future documents and filings made “after the date of the initial registration statement and prior to effectiveness of the registration statement.” (See p. 24).

Undertakings, page 26

2.	Please include the undertakings required by Item 512(b) of Regulations S-K.

Response:  The Company has revised the registration statement to include the undertakings required by Item 512(b) of Regulation S-K.  (See p. 31).

3.
It is not clear why you have referenced “Item 14 above” in your disclosure about indemnification and the Securities Act, Please clarify the purpose of the noted reference or revise your disclosure accordingly.

Response:  The Company has revised the registration statement to remove reference to Item 14 in its disclosure about indemnification and the Securities Act.  (See p. 30).

Attached as Exhibit A hereto is a form of the letter from the Company containing the acknowledgments requested at the conclusion of the Comment Letter which will be provided to the Commission at the time acceleration is requested.

Please direct your questions or comments regarding the Company’s responses to the Comment Letter and Amendment No. 1 to the undersigned at (212) 451-2220.  Thank you for your assistance.

Sincerely,

/s/ Robert H. Friedman

Robert H. Friedman

Exhibit A

September 17, 2010

GLOBALOPTIONS GROUP, INC.
75 Rockefeller Plaza, 27th Floor
New York, New York 10019

September __, 2010

Duc Dang, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GlobalOptions Group, Inc.
Registration Statement on Form S-3
Filed August 20, 2010
File No. 333-168962

Dear Mr. Dang:

We acknowledge receipt of the comment letter (the “Comment Letter”) of the Securities and Exchange Commission (the “Commission”) dated August 20, 2010, with regard to the above-referenced filing.  GlobalOptions Group, Inc. (the “Company”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GLOBALOPTIONS GROUP, INC.

By:
Name:	Harvey W. Schiller
Title:	Chairman and Chief Executive Officer